Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

BELLUS Health Inc. (the “Company” )

275 Armand-Frappier Blvd.

Laval, Québec

H7V 4A7

Item 2	Date of Material Change

September 9, 2019

Item 3	News Release

A press release was issued on September 9, 2019, from Laval, Québec, and disseminated by Business Wire in Canada and the United States.

Item 4	Summary of Material Change

The Company announced the closing of the previously announced public offering of US$70 million of common shares in Canada and the United States.

Item 5	Full Description of Material Change

Please see the press release attached as Schedule A hereto.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

N/A

Item 8	Executive Officer

François Desjardins

Vice-President, Finance

(450) 680-4525

Item 9	Date of Report

September 13, 2019

SCHEDULE A

See attached

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

BELLUS Health Closes US$70 Million Public Offering of Common Shares in Canada and the United States

LAVAL, Quebec, September 9, 2019 – BELLUS Health Inc. (“BELLUS Health” or the “Company”) (Nasdaq: BLU; TSX: BLU), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders, today announced that it has completed its previously-announced underwritten public offering in Canada and the United States (the “Offering”) of 9,859,155 common shares at a price to the public of US$7.10 per common share, for total gross proceeds of approximately US$70 million, before deducting the underwriting commissions and any expenses related to the Offering. In addition, the Company has granted the underwriters a 30-day over-allotment option to purchase up to an additional 1,478,873 common shares from the Company on the same terms and conditions.

BELLUS Health’s common shares are now dual-listed on the Nasdaq Global Market (“Nasdaq”) and the Toronto Stock Exchange (“TSX”) under the trading symbol “BLU”.

The Company intends to use the net proceeds of the Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes, as set out in the Supplement (as defined below).

Jefferies, Cowen and Guggenheim Securities acted as joint book-running managers, Baird acted as lead manager, and Bloom Burton Securities acted as co-manager for the Offering.

The Offering was made in Canada pursuant to a prospectus supplement (the “Supplement”) to the Company’s short form base shelf prospectus dated July 26, 2019 (the “Base Prospectus”) and in the United States pursuant to a registration statement on Form F-10, which went effective with the U.S. Securities and Exchange Commission (the “SEC”) on September 5, 2019 (the “Registration Statement”), containing the Supplement and Base Prospectus filed with the SEC in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Supplement and the accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and the accompanying Base Prospectus can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the Company’s website at www.bellushealth.com. Copies of the Supplement and accompanying Base Prospectus may also be obtained from the Company, by telephone at 450-680-4500 or by email at info@bellushealth.com, or you may request them from: Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, by telephone at 877-821-7388 or by email at prospectus_department@jefferies.com; Cowen and Company, LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, Attention: Prospectus Department, by telephone at 631-592-5973 or by email at PostSaleManualRequests@broadridge.com; or Guggenheim Securities, LLC, Attention: Equity Syndicate Department, 330 Madison, 8th Floor, New York, NY 10017, by telephone at 212-518-9658 or by email at GSEquityProspectusDelivery@guggenheimpartners.com.

Insider Participation

Insiders of the Company, Chairman of Board Dr. Francesco Bellini, director Mr. Franklin M. Berger and Orbimed Advisors LLC (“Orbimed”), of which director Mr. Chau Q. Khuong is a partner, purchased an aggregate of 855,845 common shares under the Offering or 8.68% of the shares issued under the Offering. Being insiders of the Company, subscriptions for common shares by Dr. Bellini, Mr. Berger and Orbimed are related party transactions within the meaning of applicable Canadian securities laws.

BELLUS Health Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

The subscriptions by Dr. Bellini, Mr. Berger and Orbimed are exempt from the formal valuation and minority approval requirements applicable to related party transactions on the basis that the value of the transactions insofar as they involve related parties is less than 25 percent of the Company's market capitalization. The Board of Directors of the Company has approved the Offering, and each of Dr. Bellini, Mr. Berger and Mr. Khuong declared their respective interest and abstained from voting thereon. A material change report in respect of this related party transaction could not be filed earlier than 21 days prior to the closing of the Offering due to the Offering being launched on September 3, 2019 and the terms of the participation of certain of the non-related parties and the related parties in the Offering confirmed shortly before closing.

No regulatory authority has either approved or disapproved the contents of this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About BELLUS Health

BELLUS Health is a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of chronic cough and other hypersensitization-related disorders. The Company’s product candidate, BLU-5937, is being developed for the treatment of chronic cough and chronic pruritus.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this news release may constitute “forward-looking statements” within the meaning of applicable securities laws. Such statements, based as they are on the current expectations of management, inherently involve numerous important risks, uncertainties and assumptions, known and unknown. In this news release, such forward-looking statements include, but are not limited to, the anticipated use of proceeds from the Offering. However, they should not be regarded as a representation that any of the plans will be achieved. Actual future events may differ from the anticipated events expressed in such forward-looking statements. BELLUS Health believes that expectations represented by forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. The reader should not place undue reliance, if any, on any forward-looking statements included in this news release. These forward-looking statements speak only as of the date made, and BELLUS Health is under no obligation and disavows any intention to update publicly or revise such statements as a result of any new information, future event, circumstances or otherwise, unless required by applicable securities laws.

FOR MORE INFORMATION, PLEASE CONTACT:

François Desjardins

Vice President, Finance

450-680-4525

fdesjardins@bellushealth.com

SOURCE: BELLUS Health Inc.